VIRTUS CAPITAL MARKETS LLC

Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm

VIRTUS CAPITAL MARKETS LLC

Contents

	Page(s)
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–9

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/2020   AND ENDING   12/31/2020

MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Virtus Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Signal Road

(No. and Street)

Stamford   CT   06902

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Martines   (203)-814-1970

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP

(Name -- *if individual, state last, first, middle name*)

2 Seaview Blvd - Suite 200	Port Washington	NY	11050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Matthew Martines _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Virtus Capital Markets LLC _____ , as of

_____ December 31, 2020 , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

No exceptions.

_____

_____

_____
Signature

CEO
Title



_____
Notary Public

ANDREW J HARTSMAN
NOTARY PUBLIC - State of Connecticut
My Commission Expires
June 30, 2023

This report** contains (check all applicable boxes):

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[ ] (c) Statement of Income (Loss).

[ ] (d) Statement of Changes in Financial Condition.

[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[ ] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the

Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-

solidation.

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Virtus Capital Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Virtus Capital Markets LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Virtus Capital Markets LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Virtus Capital Markets LLC's management. Our responsibility is to express an opinion on Virtus Capital Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Virtus Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Lilling & Company

Lilling & Company LLP

We have served as Virtus Capital Markets LLC's auditor since 2018.

Port Washington, New York
February 24, 2021

Two Seaview Boulevard, Port Washington, NY 11050 • (516) 829-1099 • Fax (516) 829-1065

VIRTUS CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	378,613
Due from broker		4,751
Clearing deposit		500,000
Securities owned, at fair value		22,588,254
Interest receivable		258,960
Prepaid expense		9,452
Due from Parent		15,244
Total assets	$	23,755,274

Liabilities and Member's Equity

Securities sold, not yet purchased, at fair value	$	1,183,980
Due to broker, net		16,534,231
Accounts payable and accrued expenses		140,016
Paycheck protection program loan		20,800
Interest payable		4,489
Total liabilities		17,883,516
Member's equity	$	5,871,758
Total liabilities and member's equity	$	23,755,274

The accompanying notes are an integral part of this financial statement.

1. **Organization**

    Virtus Capital Markets LLC ("the Company") is a limited liability company established in the state of Delaware on October 30, 2017 and based in Stamford, CT. On June 22, 2018 the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is a member of Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of Virtus Capital Markets Holdings LLC ("Parent"). The company operates pursuant to SEC Rule 15c3-3(k)(2)(ii) and does not hold customer funds or safe-keep customer securities. The Company is primarily engaged in trading fixed income securities on a principal basis, including U.S. Treasury Bonds and municipal bonds. The Company clears its securities transactions on a fully disclosed basis with its clearing brokers, Pershing LLC and Interactive Brokers, LLC.

2. **Summary of Significant Accounting Policies**

    Recently Issued Accounting Pronouncements
    In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to United States generally accepted accounting principles ("U.S. GAAP") an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. The adoption of this ASU on January 1, 2020 did not have a material impact on the Financial Statements.

    In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material impact on the Financial Statements.

    Basis of Presentation
    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Summary of Significant Accounting Policies (continued)

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash
Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Federal Deposit Insurance Corporation ("FDIC") insures accounts up to $250,000. Cash in excess of the insurable limit was $128,613 as of December 31, 2020. The company reduces its exposure to credit risk by depositing its cash with high credit-quality financial institutions. Management believes that the credit risk of the uninsured portion is remote.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal, state and local income tax purposes. Accordingly, no provision or liability for federal, state and local income taxes is included in these financial statements. The Company's taxable income or loss is reportable on the income tax returns on the members of the Parent.

At December 31, 2020, management has determined that there are no material uncertain income tax positions.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.
The Company's principal sources of revenue are derived from: 1) trading gain/loss on the securities owned, 2) interest income generated from the securities. ASC Topic 606 does not apply to revenue associated with the financial instruments and interest income and expenses and therefore its impact on the Company's current methodology for revenue recognition with regards to investment gain/loss and interest income remain unchanged.

Securities transaction
Proprietary securities transactions are recorded on trade date and are carried at fair value. Profits and losses arising from all securities transactions are recorded on a trade date basis and included in proprietary trading, net on the statement of operations. Interest income and expense are recognized on the accrual basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

3. **Paycheck Protection Program Loan**

   On April 17, 2020, the Company entered into a loan agreement with, and executed a promissory note in favor of FirstBank pursuant to which the Company borrowed $20,800 (the "PPP Loan") from FirstBank pursuant to the Paycheck Protection Program ("PPP") administered by the United States Small Business Administration (the "SBA") and authorized by the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act").

   The PPP Loan, which will mature on April 17, 2022, is unsecured and bears interest at a rate of 1.00% per annum, accruing from the loan date, and is payable monthly. The PPP Loan may be prepaid at any time without penalty. No payments are due on the PPP Loan until the date on which the SBA determines the amount of the PPP Loan that is eligible for forgiveness, subject to criteria set forth in the PPP.

   The Company has not yet applied for forgiveness but expects to apply in 2021. Whether the Company's application for forgiveness will be granted and in what amount is subject to approval by the SBA. The Company believes that the SBA will approve the PPP Loan forgiveness application and that the loan will be entirely forgiven under the CARES Act. The PPP Loan is classified as debt on the statement of financial condition until the forgiveness determination has been made by the SBA.

4. **Fair Value Measurements**

   FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

   - *Level 1.* Quoted Prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
   - *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
   - *Level 3.* Unobservable inputs for the asset or liability

   The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

Fair Value Measurements (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Municipal bonds – Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings. Municipal bonds are categorized in Level 2 in the fair market hierarchy.

U.S. treasury notes – Value using pricing models maximizing the use of observable inputs for similar securities. U.S. Treasury notes are categorized in Level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Assets:				
Municipal bonds	$ -	$ 22,588,254	$ -	$ 22,588,254
Securities owned, at fair value	$ -	$ 22,588,254	$ -	$ 22,588,254
Liabilities:				
U.S. treasury notes	$ 1,183,980	$ -	$ -	$ 1,183,980
Securities sold, not yet purchased, at fair value	$ 1,183,980	$ -	$ -	$ 1,183,980

The Company assesses the levels of investments at each measurement date and transfers between fair value hierarchy levels and is recognized by the Company at the end of each reporting period. The Company's policy is to recognize transfers between Level 1 and Level 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer. There were no transfers between Levels 1, 2 or 3 during the year.

5. **Due from (to) Brokers, Net**

Due to broker, net at December 31, 2020 consist of the following amounts receivable from and payable to Pershing, LLC:

	Receivable	Payable	Net
Cash/Margin	$ 2,140,837	$ 18,675,068	$ (16,534,231)

At December 31, 2020, the Company had a deposit of $4,751 at Interactive Brokers LLC, which is presented as Due from Broker on the statement of financial condition.

6. **Clearing Deposit**

    As of December 31, 2020 the Company had a clearing deposit of $500,000 which is maintained by Pershing LLC.

7. **Indemnification**

    In the normal course of business, the Company indemnifies and guarantees certain service providers, such as its clearing brokers (Pershing LLC and Interactive Brokers LLC) against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

    Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

8. **Member's Equity**

    During the year ended December 31, 2020, the Company received contributions from the parent in the amount of $531,802 consisting of $365,850 in cash contributions and $165,952 in non-cash contributions. During the year ended December 31, 2020, the Company made cash distributions to the parent in the amount of $220,000.

9. **Related Party**

    On June 22, 2018, the Company and the Parent entered into an Administrative Services Agreement (the "ASA"). In accordance with the ASA, shared expenses for personnel, office space, travel and entertainment, information technology, and other administrative expenses are allocated between the Company and the Parent. The allocation factors of the ASA are reviewed by management on an annual basis and updated as deemed necessary. The company repays the allocated amounts to the Parent no later than 27 business days after the end of the calendar quarter in which they were incurred.

    During the year ended December 31, 2020, the Company incurred expenses totaling approximately $755,000 paid by the Parent which are included in the aforementioned accounts in the Statement of Operations. During the year ended December 31, 2020, $165,952 of these expenses were forgiven by the parent and classified as non-cash capital contributions. As of December 31, 2020, there is a balance in Due from Parent of approximately $15,000 as disclosed in the Statement of Financial Condition.

10.   Off Balance Sheet Risk and Concentrations of Credit Risk

Securities transactions are cleared through clearing brokers.   Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing broker.   In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with various financial counterparties.   In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of failing to settle or settlement risk depends on the creditworthiness of the counterparty. The level of risk is limited to the fluctuation in market price of the failed security. It is the Company's policy to review, when determined to be necessary, the creditworthiness of its counterparties.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports based on pre-established risk metrics are produced and reviewed by management to mitigate market risk.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2020.

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealers. Amounts due to the clearing brokers, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing brokers. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealers. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealers (Pershing LLC and Interactive Brokers LLC).

11.   Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and elects to calculate the minimum net capital under the alternate standard as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items (the latter of which is not applicable to the Company) and exempts the Company from the aggregate indebtedness standard of Rule 15c3-1, paragraph (a)(1)(i).   At December 31, 2020, the Company had net capital of approximately $4,604,000, which exceeded the required net capital minimum of $250,000 by approximately $4,354,000.

12. **COVID-19**

During 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

13. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 through February 24, 2021, the date of the filing of this report. On January 4, 2021 the Parent took a capital distribution from the Company of $330,467 in the ordinary course of business.

There are no further material subsequent events that occurred during the period that would require recognition or disclosure in these financial statements.